

Mail Stop 3561

August 17, 2017

Bob Shanks
Chief Financial Officer
Ford Motor Co.
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed on July 26, 2017**
> **File No. 001-03950**

Dear Mr. Shanks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Notes to the Financial Statements
Note 2. New Accounting Standards, page 6

1. In the penultimate paragraph on page 6, you state under the new revenue standard that for certain vehicle sales where revenue was previously deferred, such as vehicles subject to a guaranteed resale value recognized as a lease and transactions in which a Ford-owned entity delivered vehicles, revenue is now recognized when vehicles are shipped. Please explain to us in greater detail the nature and terms of such contracts and provide us with the basis for your accounting conclusions under ASC 606 and under legacy US GAAP. As part of your response, please tell us how contracts with vehicle sales subject to a guaranteed resale value differ from transactions with guaranteed repurchase obligations which continue to be accounted for as operating leases under ASC 606 (page 11).

Note 3. Revenue, page 10

2. We note your presentation of disaggregated revenue by major source on page 10. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue.

3. You present "vehicles, parts, and accessories" as a major source of revenue. Please explain to us why the aggregation of revenue from "parts and accessories" with revenue from "vehicles" is appropriate pursuant to ASC 606-10-50-5. We note from your disclosures that parts and accessories appear to be subject to return from customers, whereas this does not appear to be the case for vehicles. It also appears these categories may have other different characteristics, such as type of good, pricing and dollar magnitude of contribution to margins.

4. Please tell us how you considered and complied with the disclosures requirement outlined in ASC 606-10-50-12 (b) with respect to significant payment terms.

Management's Discussion and Analysis
Debt, page 57

5. You disclose the increase in total automotive debt at June 30, 2017 from December 31, 2016 is due in part to an increase in local debt in international markets, including the impact of the adoption of ASC 606. Please explain to us how the adoption of ASC 606 contributed to the increase in local debt in international markets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure